SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LAZYDAYS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52110H 100

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H 100	13D/A	Page 2 of 9

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,078,989 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,078,989 (1)

11.	Aggregate amount beneficially owned by each reporting person 6,078,989 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.5% (1)
14.	Type of reporting person (see instructions) IA

(1)

Includes (i) 4,968,944 shares of common stock, par value $0.0001 per share (the “Common Stock”) that could be obtained upon the conversion of 500,000 shares of Series A convertible preferred stock, par value $0.0001 per share (the “Preferred Stock”), at the current conversion rate; (ii) 496,894 shares of Common Stock that could be obtained upon the conversion of 496,894 five-year warrants (the “Warrants”), with each Warrant providing the right to purchase one share of Common Stock per Warrant at a price of $11.50 per whole share; and (iii) 9,384 shares of Common Stock issuable upon the exercise of 9,384 options (the “Options”) at an exercise price of $11.10 per share of Common Stock, of which 4,692 Options were inadvertently omitted from the prior Schedule 13D/A filed with the Securities and Exchange Commission on December 18, 2019 (“Amendment No. 2”).

CUSIP No. 52110H 100	13D/A	Page 3 of 9

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,455,186 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,455,186 (1)

11.	Aggregate amount beneficially owned by each reporting person 4,455,186 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 35.6% (1)
14.	Type of reporting person (see instructions) OO

(1)

Includes (i) 3,632,407 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) 363,241 shares of Common Stock that could be obtained upon the conversion of 363,241 Warrants; and (iii) 9,384 shares of Common Stock that could be obtained upon the conversion of 9,384 Options, of which 4,692 Options were inadvertently omitted from Amendment No. 2.

CUSIP No. 52110H 100	13D/A	Page 4 of 9

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,455,186 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,455,186 (1)

11.	Aggregate amount beneficially owned by each reporting person 4,455,186 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 35.6%
14.	Type of reporting person (see instructions) PN

(1)

Includes (i) 3,632,407 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) 363,241 shares of Common Stock that could be obtained upon the conversion of 363,241 Warrants; and (iii) 9,384 shares of Common Stock that could be obtained upon the conversion of 9,384 Options, of which 4,692 Options were inadvertently omitted from Amendment No. 2.

CUSIP No. 52110H 100	13D/A	Page 5 of 9

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,078,989 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,078,989 (1)

11.	Aggregate amount beneficially owned by each reporting person 6,078,989 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.5% (1)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 4,968,944 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) 496,894 shares of Common Stock that could be obtained upon the conversion of 496,894 Warrants; and (iii) 9,384 shares of Common Stock that could be obtained upon the conversion of 9,384 Options, of which 4,692 Options were inadvertently omitted from Amendment No. 2.

CUSIP No. 52110H 100	13D/A	Page 6 of 9

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,078,989 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,078,989 (1)

11.	Aggregate amount beneficially owned by each reporting person 6,078,989 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.5% (1)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 4,968,944 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) 496,894 shares of Common Stock that could be obtained upon the conversion of 496,894 Warrants; and (iii) 9,384 shares of Common Stock that could be obtained upon the conversion of 9,384 Options, of which 4,692 Options were inadvertently omitted from Amendment No. 2.

CUSIP No. 52110H 100	13D/A	Page 7 of 9

Explanatory Note: This Amendment No. 3 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2018, and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on December 17, 2018 and by Amendment No. 2 to the Initial 13D filed on December 18, 2019, amends and supplements the items set forth herein.

As used in this statement, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

The source and amount of funds used in purchasing the Common Stock described in Item 5 by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$459,408.00	(1)
Separate Account	Working Capital	$140,592.00	(2)

(1)	Pursuant to the Securities Purchase Agreement (as defined below), CCP purchased 114,852 shares of Common Stock at a purchase price of $4.00 per share.
(2)	Pursuant to the Securities Purchase Agreement, the Separate Account purchased 35,148 shares of Common Stock at a purchase price of $4.00 per share.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Securities Purchase Agreement

On May 18, 2020, CCP and the Separate Account entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with B. Luke Weil (the “Seller”), pursuant to which (a) CCP paid to the Seller $459,408.00 in exchange for 114,852 shares of Common Stock at a purchase price of $4.00 per share and (b) the Separate Account paid to the Seller $140,592.00 in exchange for 35,148 shares of Common Stock at a purchase price of $4.00 per share.

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Securities Purchase Agreement, which is filed as Exhibit 6 to this Amendment and is incorporated by reference herein.

CUSIP No. 52110H 100	13D/A	Page 8 of 9

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)–(b)

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 8,506,666 shares of Common Stock outstanding as of May 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2020.

(c)	Except as set forth in Item 4 hereof, the Reporting Persons and the Separate Account have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Amendment.

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

The information in Item 4 hereof is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

6*	Securities Purchase Agreement, dated as of May 18, 2020, between B. Luke Weil, Coliseum Capital Partners, L.P., and the Separate Account

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 20, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact